June 23, 2009

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Pamela A. Long; Assistant Director

Re:	Advanced Medical Isotope Corporation Registration Statement on Form 10 Filed on November 12, 2008 File No. 0-53497

Dear Ms. Long,

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated April 21, 2009 (the “Comment Letter”) relating to Advanced Medical Isotope Corporation (the “Company”).  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Form 10

1.
Where we ask for revisions to your disclosure in the registration statement, please make similar revisions in the applicable places in your Form 10-K.

Where applicable, where the staff requests revisions to our disclosure in the Form 10, we will make similar revisions in the applicable places in our Form 10-K.

Item 1A. Risk Factors, page 9

2.
Please include your response to comment 5 in our letter dated March 6, 2009 in a separate risk factor discussing the track record of companies affiliated with UTEK. We note your disclosure on page 3 that UTEK is in the business of creating newly formed companies to acquire a new technology from a university, medical center, corporation or federal research laboratory and then sell this newly formed company for securities or cash. Please also disclose whether any other public company affiliated with UTEK or Mr. Katzaroff has not achieved profitability, implemented its business plan or is delinquent in its periodic reporting obligations. For example, we note the disclosure in UTEK’s Form 10-K regarding the write down of other investments in UTEK’s portfolio, some of which are public companies.

We will add to our Form 10 and Form 10-K the following risk factor:

Because we have a history of losses, our future profitability is uncertain and we have not been a reporting company for a substantial period of time, our common stock is a speculative investment.

We are engaged in the production and distribution of medical isotopes and medical isotope technologies.  Medical isotopes are used in molecular imaging, therapy, and nuclear medicine to diagnose, manage and treat diseases.  We employ innovative production methods to offer a wide range of reliable, domestically produced medical isotopes.  Companies that are implementing innovative technologies are speculative investments.

Our Chief Executive Officer, Mr. James C. Katzaroff, is an investor in companies that are developing emerging technologies.  Mr. Katzaroff is an officer and a director of TeslaVision Corporation.  TeslaVision Corporation is not a shell company but is not current in its reporting and has not been profitable.  Other than Mr. Katzaroff’s service as an officer of both corporations, there is no relationship between TeslaVision Corporation and Advanced Medical Isotope Corporation.  TeslaVision Corporation has recently changed its name from Manakoa Services Corporation.

UTEK, a company which we entered into a technology transfer agreement, is also a speculative investor.  UTEK Corporation is a publicly-held corporation that, pursuant to its public filings, completed 45 technology transfers, including one with Manakoa Services Corporation, during their fiscal years ended December 31, 2007 and 2006.

Since an investment in our common stock is a speculative investment, you should not invest in our company unless you are in a position to lose the entire amount of such investment.

Item 2. Financial Information, page 16

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 16

Liquidity and Capital Resources, page 17

3.
Please discuss in your liquidity section all material changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. See the SEC Interpretive Release No. 33-8350.

The Company provided in its Form 10 and Form 10-K a discussion of all material changes in its operating, investing, and financing cash flows as depicted in your statement of cash flows.

Item 6. Executive Compensation, page 24

Narrative to Summary Compensation Table, page 25

4.
We note your response to comment 10 in our letter dated March 6, 2009. However, the disclosure relating to the compensation reflected in the table is still unclear. For example, the employment agreement compensation (salary and stock awards) you describe does not reconcile to the amounts reflected in the table. There is also no description of how the bonuses in the fourth column of the table were determined. Please revise. If the amounts in the table do not reconcile to the compensation described in the employment agreements, please provide footnotes to these amounts and explain how the compensation was calculated. See Item 402(o) of Regulation S-K.

The Company’s ability to pay the amounts due under its employment contracts is dependent upon the cash flow of the company and its desire to retain valuable employees.  The employment contracts represent a commitment to the employee of minimum amount that the employee should be paid.  At times, the Company has not been able to meet that minimum amount.  For certain employees, such as Bruce Jolliff, additional compensation was approved for additional services.  Bonuses were approved by management and the board of directors.  We have added footnotes to explain the differences noted.

5.
Please describe how your chief executive officer is compensated and whether the company has entered into an employment agreement with him.

The Chief Executive Officer, James C. Katzaroff, does not have a written employment agreement and therefore no structured amount or schedule of pay so no accruals are made for his compensation.  In 2007 and 2008, he received $112,034 and $192,109, respectively, in salary.  During this period of limited liquidity for the Company the CEO has taken limited compensation.  Through June 11, 2009, he has received only $37,500 in salary.

Item 7. Certain Relationships and Related Transactions, page 31

6.
We note the disclosure in Note 9 to the financial statements that the company has received a loan from two of its major shareholders. Please provide the disclosure required by Item 404 of Regulation S-K with respect to this transaction.

We have added the relevant terms to the Form 10 and Form 10-K.

Item 10. Recent Sales of Unregistered Securities, Page 32

7.
We note the disclosure in Note 15 to the financial statements that the company issued securities in 2009. Please provide the disclosure required by Item 701 of Regulation S-K with respect to these securities.

We have added disclosure for the recent sales of unregistered securities to the Form 10 and Form 10-K.

Item 15. Financial Statements and Exhibits, page 36

Note 2 – Summary of Significant Accounting Policies, page F-10

8.
We note your response to comment 14 in our letter dated March 6, 2009. You determined that certain unamortized license fees and intangible assets were no longer of value to you and therefore recorded an impairment charge during the year ended December 31, 2008. Please consider further expanding your disclosures to address what consideration you gave as to whether the same factors that led to these impairment charges also indicated that you may need to test your fixed assets for potential impairment. For any fixed assets which have been tested for impairments in accordance with SFAS 144, we encourage you to provide qualitative and quantitative descriptions of the material assumptions used to determine fair value in your impairments analysis and a sensitivity analysis of those assumptions used based upon reasonably likely changes. For any asset groups for which the carrying value was close to the fair value, please consider disclosing the carrying value of the asset groups.

In 2008, the Company determined that certain unamortized license fees and intangible assets were no longer of value to the Company and therefore recorded an impairment charge during the year ended December 31, 2008. The factors that led to these impairment charges do not apply to our fixed assets to test our fixed assets for potential impairment.

Note 8. Prepaid Expenses Paid with Stock, page F-20

9.
We note that you had prepaid expenses in the amount of $75,336 that were expected to mature in 2009; however, you disclose on the face of your balance sheet that the current portion of prepaid expenses paid with stock was $140,579. In addition, it appears that prepaid expenses in the total amount of $172,211 as disclosed in this footnote is not equal to the total amount of current and non-current prepaid expenses as disclosed on the face of your balance sheet. Please advise or revise.

We adjusted Note 8 in response to your comment.

Note 10 – Capital Lease Obligations, page F-20

10.
You disclose that you are not in compliance with the minimum debt service coverage into ratio stipulated in the loan covenants. Accordingly, the lenders could accelerate the debt. In light of this, please help us understand how you determined that it was appropriate to classify a portion of this debt as a long term liability on your balance sheet as of December 31, 2008. Refer to EITF 86-30.

According to EITF 86-30, the Company should classify this obligation as non-current unless (a) a covenant violation has occurred at the balance sheet date and (b) it is probable that the borrower will not be able to cure the default within the next 12 months.  At March 30, 2009, the date of the audit report, the Company believed that it was probable that they would cure the default before the end of 2009.

Note 12 – Stockholders’ Equity

Common Stock Issued for Convertible Debt, page F-26

11.
Your statement of cash flows shows proceeds from convertible debt of $218,283 during the year ended December 31, 2008. Please help us understand how you arrived at this amount given your disclosures in Note 12 indicate that you issued convertible notes for $250,000, $50,000, and $375,000. Please also clearly disclose the conversion terms of each of these debt agreements.

We have adjusted the statement of cash flows to account for the $675,000 proceeds of the convertible debt with the $456,717 offset due to conversion price and intrinsic values.

12.
 Please help us better understand you accounting of the convertible promissory note issued in December 2008. Specifically, please help us better understand how you determined that your shares of common stock are not readily convertible to cash pursuant to paragraph 9(c) of SFAS 133. Please provide us with a summary of your analysis that you performed that led to this determination.

A security that is publicly traded but for which the market is not very active is readily convertible to cash if the number of shares or other units of the security to be exchanged is small relative to the daily transaction volume. That same security would not be readily convertible if the number of shares to be exchanged is large relative to the daily transaction volume. Per the agreement the Company is required to deliver shares of its common stock and there is no mechanism outside the contract that facilitates that settlement therefore the convertible feature does not meet the criteria of paragraph 9, it does not meet the criteria of paragraph 6, and in turn it does not meet the criteria of paragraph 12 of FAS 133. Therefore the company concluded that conversion feature should not be bifurcated from the host instrument and should be accounted for in accordance with EITF 00-27.

Form 10-K for the Fiscal Year Ended December 31, 2008

13.
Please amend your Form 10-K to address the comments in this letter.

Where applicable, where the staff requests revisions to our disclosure in the Form 10-K, we will make similar revisions in the applicable places in our Form 10.

Item 5. Market for Registrant’s Common Equity … page 15

14.	Please identify the market in which you common stock is traded. See Item 201(a)(1)(i) of Regulation S-K. We amended the Form 10-K in response to your comment.

Item 9A (T). Controls and Procedures, page 22

15.	Please provide the disclosure controls and procedures information required by Item 307 of Regulation S-K. We amended the Form 10-K in response to your comment.

Management’s Report on Internal Control over Financial Reporting, page 22

16.
You disclose that your evaluation was done not using the COSO framework. Please identify the framework used by management to evaluate the effectiveness of your internal control over financial reporting. See Item 308T (a) (2) of Regulation S-K.

The Company is a development stage company with inadequate staff.  The Chief Executive Officer and Chief Financial Officer evaluated the Company and did not conduct a detailed review as a result of the following significant weaknesses:

Resources: We have limited number of personnel with requisite expertise in the key functional areas of finance and accounting.  This leads to an inadequate segregation of duties.

Written Policies & Procedures: We do not have and need to prepare written policies and procedures for accounting and financial reporting.

Audit Committee: We do not have, and are not required, to have an audit committee.  An audit committee would improve oversight in the establishment and monitoring of required internal controls and procedures.

17.
We note your disclosure that there were material weaknesses in your internal controls. Please disclose how the material weakness affects your financial reporting and internal controls. Also disclose the status of the material weaknesses and whether or not they have been remediated. If the material weaknesses have not been remediated, please tell us when and how the company expects to do so. Please tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the material weaknesses you identified.

Management is committed to improving its internal controls and will (1) continue to use third party specialists to address shortfalls in staffing and to assist the Company with accounting and finance responsibilities, (2) increase the frequency of independent reconciliations of significant accounts which will mitigate the lack of segregation of duties until there are sufficient personnel and (3) prepare and implement sufficient written policies and checklists for financial reporting and closing processes and (4) may consider appointing an audit committee comprised of both management and outside board members in the future.

18.
Management is not permitted to conclude that the registrant’s internal control over financial reporting is effective if there are one or more material weaknesses in your internal control over financial reporting. See Item 308T (a) (3) of Regulation S-K. Please revise accordingly.

We amended the Form 10-K in response to your comment.

Signatures, page 32

19.
Please revise to reflect that the company’s principal financial officer and its controller or principal accounting officer have also signed the Form 10-K. See General Instruction D to Form 10-K.

We have amended the signature page and had the appropriate officers sign the amended submissions.

Exhibits 31.1 and 31.2 – Certifications

20.
Please file and amendment to the Form 10-K that includes the entire periodic report and new, corrected certifications. Revise your certifications to reflect the exact form set forth in Item 601(b) (31) of Regulation S-K. In that regard, we note the following:

•
The identification of the certifying individual at the beginning of each certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Revise the identification of the certifying individuals so as not to include such individual’s title.

•	Since you are not using Form 10-KSB, replace the references to “small business issuer” in paragraphs 3, 4, 4(a), and 4(d) with “registrant.”

•
Since you have elected to include the disclosure set forth in Item 308T (a) of Regulation S-K in the Form 10-K, you must add the language “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15 (f) and 15d-15 (f)” in paragraph 4.

•	Insert the words “and procedures” after the words “disclosure controls” in paragraph 4(c).

•	Insert the words “of internal control over financial reporting” after the word “evaluation” in paragraph 5.

•	There are numerous omissions and errors in paragraph 5(a). Revised to reflect the exact language in the form.

•	Revised Exhibit 31.2 to reflect the correct name under L. Bruce Jolliff’s signature.

We have corrected the certifications in response to your comments.

Sincerely,

Peter DiChiara
Peter DiChiara, Esq.